UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

National Property Investors 6

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

None

(CUSIP Number)

John Bezzant

Executive Vice President

Apartment Investment and Management Company

55 Beattie Place

P.O. Box 1089

Greenville, South Carolina 29601

Telephone: (864) 239-1000

with a copy to:

Paul J. Nozick

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

(404) 881-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not Applicable

(1)	Name of reporting person: AIMCO Properties, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 76,622 Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 76,622 Units
(11)	Aggregate amount beneficially owned by each reporting person 76,622 Units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 69.93%
(14)	Type of reporting person PN

CUSIP No. Not Applicable

(1)	Name of reporting person: AIMCO-GP, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 76,622 Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 76,622 Units
(11)	Aggregate amount beneficially owned by each reporting person 76,622 Units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 69.93%
(14)	Type of reporting person CO

CUSIP No. Not Applicable

(1)	Name of reporting person: Apartment Investment and Management Company I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 76,622 Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 76,622 Units
(11)	Aggregate amount beneficially owned by each reporting person 76,622 Units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 69.93%
(14)	Type of reporting person CO

CUSIP No. Not Applicable

(1)	Name of reporting person: AIMCO IPLP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 48,033 Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 48,033 Units
(11)	Aggregate amount beneficially owned by each reporting person 48,033 Units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 43.84%
(14)	Type of reporting person PN

CUSIP No. Not Applicable

(1)	Name of reporting person: AIMCO/IPT, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 48,033 Units
	(9)	Sole dispositive power
	(10)	Shared dispositive power 48,033 Units
(11)	Aggregate amount beneficially owned by each reporting person 48,033 Units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 43.84%
(14)	Type of reporting person CO

Introductory Note

This Amendment No. 21 (this “Amendment”) is filed with respect to the issuer, National Property Investors 6, a California limited partnership (the “Partnership”), by AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P. and AIMCO/IPT, INC. (collectively, the “Reporting Persons”).

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons intend to continuously review their investment in the Partnership in light of numerous factors, some of which are described below, the result of which may relate to or result in one or more of the transactions or events set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended. The factors the Reporting Persons may consider include, without limitation, general market and economic conditions, an on-going analysis of the Partnership’s business, financial condition, operations and prospects, the relative attractiveness of alternative investment opportunities, and other future developments, all of which may be considered consistent with the fiduciary obligations of the general partner of the Partnership.

In addition, from time to time and depending on the factors discussed above, the Reporting Persons may acquire additional securities of, or dispose of some or all of their holdings in, the Partnership in the open market or in privately negotiated transactions. Further, the Reporting Persons or their affiliates may loan funds to the Partnership which may be secured by the Partnership’s property. If any such loans are made, upon default of such loans, the Reporting Persons or their affiliates could seek to foreclose on the loan and related mortgage or security interest.

Although the foregoing reflects potential activities presently contemplated by the Reporting Persons with respect to the Partnership, the foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions referred to above or participate in a group that will take any of the actions referred to above.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The information in lines (7) through (11) and (13) of each Reporting Person’s cover page is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The following is filed as an Exhibit to this Statement:

Exhibit 7.1	Agreement of Joint Filing, dated January 19, 2007 (incorporated by reference to Exhibit 7.1 to Amendment No. 19 to the Schedule 13D of the Reporting Persons, filed January 22, 2007).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2012

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.
(General Partner)

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO IPLP, L.P.

By:	AIMCO/IPT, INC.
(General Partner)

AIMCO/IPT, INC.

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel